Mark Rothera President & Chief Executive Officer January 9, 2019 Exhibit 99.2

Forward Looking Statements Certain information set forth in this presentation and in statements made orally during this presentation contains “forward-looking statements”. Except for statements of historical fact, information contained herein constitutes forward-looking statements and includes, but is not limited to, the Company’s expectations regarding: (i) the safety and efficacy of its product candidates; (ii) the expected development of the Company’s business and product candidates; (iii) the timing of regulatory submissions for approval of its product candidates; (iv) the timing of interactions with regulators and regulatory submissions related to ongoing and new clinical trials for its product candidates; (v) the timing of announcement of clinical data for its product candidates and the likelihood that such data will be positive and support further clinical development and regulatory approval of these product candidates; (vi) the likelihood of approval of such product candidates by the applicable regulatory authorities; (vii) execution of the Company’s vision and growth strategy, including with respect to global growth; and (viii) projected financial performance and financial condition, including the sufficiency of the Company’s cash and cash equivalents to fund operations in future periods and future liquidity, working capital and capital requirements. The words “may,” “should,” “expects,” “intends," “plans,” “anticipates,” “believes,” “estimates,” “predicts," “potential,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are provided to allow investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These statements are neither promises nor guarantees of future performance. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements. These statements are subject to a variety of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. For additional disclosure regarding these and other risks faced by the Company, see the disclosure contained in the Company’s public filings with the Securities and Exchange Commission, including in the final prospectus related to the Company’s initial public offering filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, as well as subsequent filings and reports filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this presentation. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Global Fully Integrated Biotech Dedicated to Transforming the Lives of Patients with Rare Diseases Through Innovative Gene Therapies Singular focus on autologous ex-vivo gene therapy for rare diseases

Orchard’s Lead Programs Show Transformative Potential Source: UCLA study; n=20 Overall survival data Gross motor function measure (GMFM) GMFM total score in late infantile (LI) MLD at 24 months post OTL-200 vs. natural history Severe infection rate Pre Gene Therapy Post Gene Therapy OTL-101 for ADA SCID OTL-200 for MLD OTL-103 for WAS 100% overall survival 66% treatment difference vs. untreated Reductions in severe infections Source: clinical study report (CSR) of 05 Dec 2017 Source: interim clinical study report (CSR) of 10 Jan 2017 Threshold for primary endpoint (10 percentage points above natural history)

Orchard Now a Leading Global Gene Therapy Company

	Pipeline	People	Value	Locations	Board of Directors
Entering 2018	• **2** clinical stage programs • **5** pre-clinical programs	• **55** employees	• **~$320M** post Series B	• London, UK • Single CA site	• Primarily investors
Entering 2019	• **1** commercial product • **5** clinical stage programs • **10** pre-clinical programs	• **~180** employees • Executive leadership team in place	• **~$1.3B** market cap post IPO • **$340M** cash on the balance sheet	• London, UK • Boston, MA • Multiple CA sites	• Primarily independent industry experts

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Global Leadership in Gene Therapy for Rare Diseases Deep pipeline of five clinical-stage gene therapies & potential to treat CNS disorders Over 150 patients treated, with promising clinical data and durable long-term effects Three submissions for product approvals anticipated over the next three years (MLD, ADA-SCID, WAS) Establishing manufacturing capabilities to deliver products globally Recently announced X-CGD clinical POC and TDBT clinical POC expected in 2019 Strong balance sheet entering 2019 with $340M in cash

Deep Pipeline of Gene Therapies with Transformative Potential

	Preclinical	Clinical proof of concept	Registrational trial	Commercialization	Designations
Neurometabolic disorders					
OTL-200	**MLD** (metachromatic leukodystrophy)				RPD
OTL-201	**MPS-IIIA** (Sanfilippo type A)				RPD
OTL-202	**MPS-IIIB** (Sanfilippo type B)				
Primary immune deficiencies					
Strimvelis®	**ADA-SCID** (adenosine deaminase severe combined immunodeficiency)				RPD
OTL-101	**ADA-SCID** (adenosine deaminase severe combined immunodeficiency)				RPD; BKT
OTL-103	**WAS** (Wiskott–Aldrich syndrome)				RPD
OTL-102	**X-CGD** (X-linked chronic granulomatous disease)				
Hemoglobinopathies					
OTL-300[3]	**TDBT** (transfusion-dependent beta-thalassemia)				PRIME

Several additional research and preclinical programs under development

RPD Program with Rare Pediatric Disease Designation; eligible for a Priority Review Voucher

BKT Breakthrough Therapy Designation;
PRIME Priority Medicine (PRIME) Designation

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Over 150 Patients Treated with Orchard's Autologous *Ex Vivo* Gene Therapies

Orchard therapeutics

Franchise	Program	Patients treated[1]	Longest patient follow-up
Primary immune deficiencies	**Strimvelis®** (ADA-SCID)	24	18 years
	OTL-101 (ADA-SCID)	62	6 years
	OTL-103 (WAS)	16	8 years
	OTL-102 (X-CGD)	10	3 years
Neurometabolic disorders	**OTL-200** (MLD)	32	8 years
Hemoglobinopathies	**OTL-300** (TDBT)	9	3 years
Total		153 patients	

Persistent, long-term effects across five indications

[1] Patients treated in the development phase, including in clinical trials and under pre-approval access (defined as any form of pre-approval treatment outside of a company-sponsored clinical trial, including, but not limited to, compassionate use, early access, hospital exemption or special license). Data as of December 2018
Data include all patients treated with CD34+ hematopoietic stem cells transduced *ex vivo* with vector of interest.

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Delivering Therapeutic Genes to Multiple Physiological Systems Platelets Granulocyte MLD MPS-IIIA MPS-IIIB ADA-SCID WAS X-CGD CD34+ Hematopoietic stem cells (HSCs) TDBT WAS Viral vector carrying therapeutic gene Macrophage / Microglia Central nervous system Immune system Red blood cell and platelet lineage Progenitor Cells Potential for sustained disease correction after a single administration via gene-modified HSCs engraftment Erythrocyte B cells T cells NK cells Hematopoietic stem cells Mature blood cells Physiological systems Current Indications

Numerous Data and Clinical Milestones Anticipated in 2019

3 Registrational Clinical Trial Data Sets

OTL-200 (MLD)

2 & 3 year follow-up fresh formulation (n=20)
Cryo formulation engraftment data (n=3)

OTL-101 (ADA-SCID)

2 year follow-up fresh formulation (n=20)
Cryo formulation engraftment data (n=10)

OTL-103 (WAS)

3 year follow-up fresh formulation (n=8)

Clinical Trial Initiations & Other Milestones

OTL-103 (WAS)

Initiate cryo formulation trial

OTL-102 (X-CGD)

Design registrational trial & engage regulators

OTL-300 (TDBT)

Report data from POC trial (n=9)

OTL-201 (MPS-IIIA)

Submit CTA & support clinical trial initiation

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Neurometabolic Disorders

Delivery of Proteins to the Brain Unlocks Potential to Treat Large Number of Neurometabolic Diseases

Orchard therapeutics

Broad transgene distribution in brain of mouse after administration of HSCs transduced with GFP-encoding vector



MLD | MPS-IIIA | MPS-IIIB

Multiple potential additional neurometabolic indications

Source: Capotondo et al. PNAS 2012;109:15018-15023; Brain of a wildtype mouse transplanted with GFP-LV transduced HSPCs after Busulfan conditioning
Green = GFP (green fluorescent protein); blue = nuclei staining

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Devastating Neurometabolic Diseases with No Approved Treatment Options

Orchard therapeutics

	Metachromatic Leukodystrophy (MLD)	Sanfilippo Syndrome Type A and Type B (MPS-IIIA, MPS-IIIB)
Disease Overview / Symptoms	• Deficiency in the ARSA[1] enzyme • Rapid & progressive neurodegeneration with loss of motor & cognitive function • Incidence: 400-770 patients per year	• Deficiencies in the SGSH (MPS-IIIA) and NAGLU (MPS-IIIB) enzymes • Progressive neurodegeneration, subsequent motor function decline; loss of language and mobility; seizures • MPS-IIIA incidence: 250-480 patients per year
Prognosis	• Severe form with high mortality rates: • Infantile: 50% at 5 years (onset 0-3 years)[2] • Juvenile: 44% at 10 years (onset 3-16 years)[2]	• Life expectancy: 10-25 years (MPA-IIIA) and 15-30 years (MPS-IIIB)
Current Treatment	• Largely palliative addressing symptoms • Very limited to no efficacy with allogeneic HSCT	• Largely palliative addressing symptoms • Allogeneic HSCT not shown to be effective[3] • ERT not effective treating neurological manifestations[4]

[1] ARSA: arylsulfatase-A; [2] Mahmood (2010); [3] Sergijenko (2013) and Boelens (2010); [4] Buhrman (2013)

SGSH: N-sulfoglycosamine sulfohydrolase; NAGLU: N-acetyl-alpha-glucosaminidase

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OTL-200 for MLD: Significant Improvements in Motor Function MAA Submission Expected in 2020 (followed by BLA) Treatment difference (OTL-200 – untreated): 66.1% (LI) and 45% (EJ) respectively Source: clinical study report (CSR) of 05 December 2017 Late infantile MLD - GMFM Total Score at 24 months post OTL-200 vs. natural history Early juvenile MLD - GMFM Total Score at 24 months post OTL-200 vs. natural history 66% treatment difference vs natural history 45% treatment difference vs natural history Threshold for primary endpoint (10 percentage points above natural history) 32 patients treated (23 under clinical trials; 9 under compassionate use program) Evidence of normalized motor and cognitive function with early treatment Ongoing clinical trial with cryopreserved formulation (3 of 10 patients enrolled)

OTL-201 and OTL-202 (MPS-IIIA And MPS-IIIB): Preclinical Proof of Concept

CTA Submission for MPS-IIIA Expected in 2019

Orchard therapeutics

Increased enzyme expression in the brain

Decreased substrate accumulation in the brain

Full behavioral correction to wild type levels

Percentage enzyme vs. wild type



100%
75%
15%
10%
5%
0%
11%
3%
Wild type
LV-CD11b
MPS-IIIA

Staining of neurons and lysosomes



LAMP2 / NeuN
WT
LV-CD11b
MPS-IIIA



Frequency speed > 100 mm/second
600
400
200
0
Wild type
LV-CD11b
MPS-IIIA

11% enzyme expression vs. wild type

~80% decrease in heparan sulfate vs. MPS-IIIA wild type

Reduced hyperactivity

Sergijenko et al, Mol. Ther. 2013, 21(10), 1938-1949

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Primary Immune Deficiencies (PIDs)

Life Threatening Inherited Immune Disorders: ADA-SCID, WAS and X-CGD

	Adenosine Deaminase Severe Combined Immunodeficiency (ADA-SCID)	Wiskott-Aldrich Syndrome (WAS)	X-linked Chronic Granulomatous Disease (X-CGD)
Disease Overview / Symptoms	• Deficiency in ADA enzyme • T, B, and NK cell dysfunction • Recurrent and life-threatening severe infections • Incidence 80 – 180 patients per year	• Deficiency in WAS protein • Thrombocytopenia causing severe bleeding and infections, eczema, autoimmunity and life-threatening malignancies[1] • Incidence 100 – 260 patients per year	• Deficiency in NADPH oxidase function • Neutrophils / granulocytes unable to kill bacterial and fungal pathogens • Life-threatening, repeated chronic fungal and bacterial infections • Incidence 200 – 320 patients per year
Prognosis	• Usually fatal within first two years of life without treatment	• Median survival ~15 years with conservative treatment[2]	• ~40% mortality by age 35[3]
Current Treatment	• Strimvelis (EU only) • Allogenic HSCT • Chronic ERT	• Conservative care • Allogeneic HSCT	• Prophylactic antibiotics, antifungals and interferon • Allogeneic HSCT

[1] Oszahin (2008); Albert (2011); [2] Dupuis-Girod (2003); [3] van den Berg et. al, PLoS One. 2009;4(4):e5234.

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OTL-101 for ADA-SCID: Registrational Trial Supports Transformative Potential BLA Submission Expected in 2020 (followed by MAA) Data from registrational 2-year fresh cell product; n=20 Overall Survival Event-free Survival 100% overall survival (n=20) 100% event-free survival (n=20) 62 patients treated in total as of December 2018 Up to 6.5 years follow-up 100% overall survival; ~95% event-free survival

OTL-103 for WAS: Evidence of Consistent and Durable Efficacy Cryo Trial to Initiate 2019; BLA/MAA submission in 2021 Data based on interim clinical study report of 10 Jan 2017; figures reflect data as of the cut-off date of 29 April 2016 Bleedings per patient per year Severe infections per patient per year Pre-gene therapy Post-gene therapy Pre-gene therapy Post-gene therapy Reduction in the rate of severe infections, bleeding events and hospitalizations Well-tolerated among 16 patients treated (8 under clinical trials; 8 under compassionate use program)

OTL-102 for X-CGD: Evidence of Sustained Neutrophil Activity in Patients Proof of Concept Established in December 2018 Data provided by Great Ormond Street Hospital, Boston Children Hospital, NIH and UCLA; unaudited data as of 07-May-2018; † patient deceased from advanced disease Excludes data from 1 patient treated with drug product deemed by the investigator as different from the OTL-102 drug product Oxidase activity – % of DHR-positive peripheral mononuclear cells Functional neutrophils above 10% at 12 months in 6 patients providing clinical benefit 10% † † † †

CMO Infrastructure Established for Launch of First Three Cryopreserved Gene Therapy Products Isolate hematopoietic stem cells (HSCs) Gene-modify HSCs with lentiviral vector Cryopreserve HSC product Manufacture disease-specific lentiviral vector Collect blood or bone marrow Thaw and infuse product Ship cryopreserved product to hospital Ship tissue to manufacturing facility Conditioning Local treatment of patients in hospital Recently announced build-out of Orchard manufacturing facility to provide capacity and long-term security of supply Orchard Therapeutics supply chain Lentiviral vector manufacturing Drug product manufacturing (cell processing) Well positioned to supply market given focus on pediatric diseases

New facility will provide significant additional CGMP manufacturing capacity for lentiviral vector and cryopreserved cell therapy products Enhancing Our Ability to Supply Ex Vivo Gene Therapy Programs Drives efficiencies and scalability in terms of lentiviral vector and drug product development Complements existing vector and drug product manufacturing partner capabilities

Lead Indications Represent Potential >$2B Market Opportunity Orchard Retains Full Commercial Rights to All Indications in All Markets Data based on Company estimates derived from published literature. Prevalence Incidence 2,200 – 6,300 2,900 – 4,700 > $2B market opportunity based predominantly on incidence prevalent population represents considerable upside 80 – 180 400 – 770 100 – 260 200 – 320 250 – 480 1,030 – 2,010 Significant population of both incident and prevalent patients

Numerous Data and Clinical Milestones Anticipated in 2019

Orchard therapeutics

3 Registrational Clinical Trial Data Sets

OTL-200 (MLD)

2 & 3 year follow-up fresh formulation (n=20)
Cryo formulation engraftment data (n=3)

OTL-101 (ADA-SCID)

2 year follow-up fresh formulation (n=20)
Cryo formulation engraftment data (n=10)

OTL-103 (WAS)

3 year follow-up fresh formulation (n=8)

Clinical Trial Initiations & Other Milestones

OTL-103 (WAS)

Initiate cryo formulation trial

OTL-102 (X-CGD)

Design registrational trial & engage regulators

OTL-300 (TDBT)

Report data from POC trial (n=9)

OTL-201 (MPS-IIIA)

Submit CTA & support clinical trial initiation

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Transforming the lives of patients through innovative gene therapies www.orchard-tx.com